UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Transpetro

—

Rio de Janeiro, September 21, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that the Board of Directors of its subsidiary Petrobras Transporte S.A. (Transpetro) received a letter of resignation from Gustavo Santos Raposo as CEO of the company, with effect from September 24, 2021. Transpetro's Board of Directors will deliberate on the nomination of Transpetro's Service Director, Luiz Eduardo Valente, to take over as CEO of the company, observing the governance of Petrobras' nominations.

Luiz Eduardo Valente has a degree in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) and a post-graduate degree in Oil Processing Engineering from UFRJ. He has an Executive MBA degree from Coppead (UFRJ). He started his career at Petrobras in 1980, where he was General Manager of the Presidente Getúlio Vargas Refinery (Repar/PR), Refining and Supply Technology (Edise/RJ), the Henrique Lage Refinery (Revap/SP) and the Nitrogen Fertilizer of Bahia factory (Fafen-BA). He was also Executive Manager for Gas-Chemistry and Liquefaction in the Gas and Energy Section, Executive Manager of Corporate HSE, and Executive Manager of the Industrial area. At Braskem, in which Petrobras is a shareholder, he was Project Director of the Comperj Phase II Project and Vice-President of Investment and Digital Technologies.

Petrobras and the Transpetro Board of Directors are grateful for the dedication of Gustavo Raposo at the head of Transpetro, having carried out important advances and restructuring within the company.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer